UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.


                  FORM 11-K



Annual Report Pursuant to Section 15(d) of the
       Securities Exchange Act of 1934



[  X  ] Annual Report pursuant to Section 15(d) of the
        Securities Act of 1934 (Fee Required)

        For the fiscal year ended May 31, 1994

                     OR

[      ]     Transition report pursuant to Section 15(d) of the
             Securities Exchange Act of 1934 (No Fee Required)

        For transition period from _______________ to
        _______________



        Commission File Number 0-5751


       COMPREHENSIVE CARE CORPORATION
                 401(k) PLAN

       ______________________________
          (Full title of the Plan)


       COMPREHENSIVE CARE CORPORATION
       ______________________________
(Name of issuer of the securities held pursuant to the Plan)

         16305 Swingley Ridge Drive
                  Suite 100
        Chesterfield, Missouri  63017
       ______________________________
   (Address of principal executive office)

       COMPREHENSIVE CARE CORPORATION

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

        MAY 31, 1994 AND MAY 31, 1993




                                                          PAGE

Report of Independent Certified Public Accountants          3

Statement of Net Assets Available for Benefits
   May 31, 1994 and 1993                                    4

Statements of Changes in Net Assets Available for Benefits
    Years Ended May 31, 1994, 1993 and 1992                 5

Notes to Financial
 Statements                                                6-27

Supplemental Schedules
   Item 27a - Schedule of Assets Held for Investment
         Purposes                                          29
   Item 27d - Schedule of Reportable Transactions          30


Other schedules are omitted because they are not applicable or are not a required disclosure under the Employee Retirement Income
Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


November 9, 1994


To the Plan Administrator of the
Comprehensive Care Corporation
401(k) Plan



        We have audited the accompanying statements of net assets available for benefits of the Comprehensive Care Corporation 401(k) Plan as of May 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years ended May 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of May 31, 1994 and 1993, and the changes in net assets available for benefits for the years ended May 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

        COMPREHENSIVE CARE CORPORATION 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       Year Ended May 31,
                                                                      --------------------
                                                                      1994            1993
                                                                      ----            ----
ASSETS
          Investments, at fair value (Notes 1 and 4)
            Cash and cash equivalents              $ 299,374  $ 425,042
            Collective investment trusts             724,256    803,471
            Guaranteed income contract             1,109,184  1,279,369
            Common stock, Comprehensive Care Corporation         13,393                        23,521
            Participants' loans                      113,923    162,962
                                                                 -------------   --------------
                                                   2,260,130  2,694,365
                                                                 -------------   --------------
          Receivables
            Participants' contributions               52,638     25,500
            Employer contributions                     5,079        ---
            Accrued interest                           7,555     10,547
                                                                --------------   --------------
                                                      65,272     36,047
                                                                 -------------   --------------
              Total assets                         2,325,402  2,730,412
                                                                 -------------   --------------
LIABILITIES
          Accounts payable                             6,767     13,664
                                                                 -------------   --------------
              Total liabilities                        6,767     13,664
                                                                 -------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 2,318,635         $          2,716,748
                                                                 =============   ==============

See accompanying notes to these financial statements.

COMPREHENSIVE CARE CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS


                                                              Years Ended May 31,
                                                -----------------------------------------------
                                             1994                1993            1992
                                                --------------   --------------  --------------
ADDITIONS
          Investment income (Notes 1 and 4)
            Net appreciation (depreciation) in fair
              value of investments      $  28,813  $  77,198  $ (67,910)
            Interest and dividends        129,041    140,572    201,043
                                                --------------   -------------   --------------
                                          157,854    217,770    133,133
                                                --------------   -------------   --------------
          Contributions
            Participants                  310,670    580,863    704,767
            Employer                       12,798        ---        ---
                                                --------------   -------------   --------------
                                          323,468    580,863    704,767
                                                --------------   -------------   --------------
              Total additions             481,322    798,633    837,900
                                                --------------   -------------   --------------
DEDUCTIONS
          Benefits paid                   854,646    819,523  1,447,503
          Insurance premiums                6,077      9,582     36,855
          Administrative expenses          18,712     29,930     44,193
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan (Note 3)        ---        ---    977,593
                                                --------------   -------------   --------------
              Total deductions            879,435    859,035  2,506,144
                                                --------------   -------------   --------------
NET DECREASE IN NET ASSETS
          AVAILABLE FOR BENEFITS         (398,113)   (60,402)     (1,668,244)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year   2,716,748  2,777,150  4,445,394
                                                --------------   -------------   --------------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year         $ 2,318,635         $ 2,716,748     $2,777,150
                                                ==============   =============   ==============


See accompanying notes to these financial statements.

           COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                NOTES TO FINANCIAL STATEMENTS

                     MAY 31, 1994 AND 1993



NOTE 1 - THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

             The Plan - Effective August 1, 1986, Comprehensive Care Corporation (the ``Company'') established the Comprehensive Care
Corporation Employee Savings Plan (the ``Plan'') which is a defined contribution plan for the benefit of its eligible employees.

             On May 31, 1987, a rollover of the assets from the Comprehensive Care Corporation Stock Bonus Plan was made into the
Plan.

             Investment Valuation - Quoted market prices are used to value investments. Any net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits.

             Dividend and Interest Income - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

             Eligibility - Employees who have attained age 21 are eligible to participate in the Plan on the first day of the month coinciding with or next following the completion of six consecutive months of employment, commencing on the date the employee commences service. Employees who are covered under a collective bargaining agreement are ineligible to participate unless the agreement specifically provides for coverage under the Plan. In addition, those employees who are designated as on-call employees, employees covered by another qualified retirement plan, non-resident aliens who receive no compensation in the U.S., per diem employees and temporary employees who are designated as on-call employees, are ineligible to participate. No employee will be eligible to commence participation in the Plan so long as his or her participation in the Plan or an offer of participation would violate applicable federal or state securities laws.

             Participant Accounts - The following separate accounts are maintained for each participant:

             1. The ``Employee Match Account'' is for Company contributions.

             2. The ``Employee 401(k) Account'' is for employee compensation deferral contributions.

             3. The ``Rollover Account'' is for amounts received from other qualified retirement plans.

             4. The ``Stock Bonus Account'' is for employee deferral contributions transferred to the Plan from the predecessor Plan.

             5. The ``Employer Stock Bonus Account'' is for Company contributions transferred to the Plan from the predecessor Plan.

             Contributions - Each participant may contribute from two percent (2%) to fifteen percent (15%) of his or her compensation to the Plan. The Company may make a discretionary contribution to the Plan for all employees on the basis of his or her compensation. During the year ended May 31, 1994, the Company made a discretionary contribution of approximately $13,000. The Company did not make any discretionary contributions during the years ended May 31, 1993 and 1992. Contributions cannot exceed limits as prescribed by Federal income tax law.

             Vesting - Each participant is one hundred percent (100%) vested in his or her contributions. The non-forfeitable percentage of each participant's Company contribution account is determined in accordance with the following table:

     Number of                                 Vested
  Years of Service
Percentage

Less than one year                             0%
One to two years                              50%
Two or more years                            100%

             In addition, a participant becomes one hundred percent (100%) vested in his or her Company contribution account upon attainment of normal retirement date (age 65) while employed by the Company, or termination from employment due to total and permanent disability.

             Investment of Funds - A participant may choose among the following investment funds in which his or her respective Employee 401(k) Account, and Rollover Account are to be invested in whole number multiples of ten percent (10%), except that only amounts allocated to his or her Employee 401(k) Account may be invested in the Insurance Fund, subject to the limitations described in the
Plan:

             1.   The ``CompCare Stock Fund'' invests entirely in
                  Comprehensive Care Corporation common stock.

             2. The ``Guaranteed Income Fund'' invests in assets with a fixed rate of return.

             3. The ``Equity Index Fund'' invests in a registered collective investment trust which concentrates in diversified corporate equity investments.

             4. The ``Money Market Fund'' invests in a registered collective investment trust which concentrates in diversified money market accounts.

             5. The ``Intermediate Bond Fund'' invests in a registered collective investment trust which concentrates in diversified debt instruments.

             6. The ``Insurance and Transfer Fund'' invests in individual insurance policies.

             7. The ``Participant Loan Fund'' represents the unpaid principal of participant loans issued against the participant's vested interest in the Plan.

             8. The ``Deferred Contribution Fund'' represents unallocated assets which were funded by the Company and are restricted for future Company contributions.

             Distribution of Plan Benefits - Each participant may elect to have his or her benefits distributed as follows:

             1.   A lump sum in cash or in kind, or

             2. Monthly installments over a period of time not to exceed the lesser of (A) ten years, or (B) the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary.

             The installment payment option is, however, not available for a participant who terminates employment before attaining age
65 or by reason of a total and permanent disability and who elects immediate distribution of his or her benefits. If the value of the vested portion of a participant's account at the time of termination or employment with the Company is equal to or less than $3,500, the participant will receive an immediate lump sum payment. All such distributions will be paid in cash except that any participant who has at least one hundred (100) shares of CompCare stock allocated to his or her accounts, may elect to receive that portion of his or her accounts invested in the CompCare Stock Fund in shares of CompCare stock rather than in cash. Fractional shares will always be distributed in cash.

             The Plan records benefit expenses when paid.

             At May 31, 1994, 1993 and 1992, amounts to be paid to participants who have withdrawn from the Plan amounted to approximately $25,000, $54,000 and $148,000, respectively.

             Participant Forfeitures - All amounts representing forfeitures are used to reduce the amount of Company contributions declared for that Plan year. If amounts forfeited exceed required Company contributions for the applicable period, then such amounts shall be used to offset administrative expenses of the Plan.

             Plan Fees and Commissions - The Plan pays a substantial portion of the administrative expenses related to the operation of the Plan.

             Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all amounts credited to a participant's deferral account will be fully vested.

NOTE 2 - TAX STATUS

             On May 24, 1988, the Internal Revenue Service issued a determination letter with respect to the Plan as adopted August 1, 1986. The Plan has, however, been amended substantially since the issuance of the letter. An application for determination regarding the qualified status of the amended Plan was submitted to the Internal Revenue Service on September 15, 1989. On April 10, 1990, the Internal Revenue Service issued a favorable determination letter regarding the qualified status of the Plan as amended.

             The amended Plan is qualified, therefore the participants in the Plan are not subject to federal or state income taxes on their contributions or the Company's contributions, or on the income or realized gains from sales of securities received by the trustee and credited to their accounts until they receive a distribution from the Plan.


NOTE 3 - PARTIAL ROLLOVER OF PLAN ASSETS

             Effective June 1, 1991, RehabCare Corporation, a wholly-owned subsidiary of the Company, adopted the RehabCare Corporation 401(k) Plan for its eligible employees. The RehabCare
Corporation's employee's portion of assets in the Comprehensive
Care Corporation 401(k) Plan were rolled into the RehabCare
Corporation 401(k) Plan.

NOTE 4 - INVESTMENTS

             The Plan's investments are held by a bank-administered trust fund, except for the guaranteed income contract which is on deposit with an insurance company. The following tables present the fair values of investments. Investments that represent five percent (5%) or more of the Plan's net assets are separately identified.

             Fair value of investments at May 31, 1994 and 1993 consisted of the following:



                                              Number                      Number
Description                                 of Shares       1994        of Shares      1993
- -------------                               --------     ----------    ----------   ----------
Investments at fair value as determined
by quoted market price:

Cash and Cash Equivalents
          Boatmen's Employee Benefit Short Term Fund    ---    $  299,374          ---      $425,042

Collective Investment Trusts
          Boatmen's Trust Co. Equity Index Fund I    60,001       617,587         8,143      687,297
          Other                                       3,867       106,669         4,271      116,174

Guaranteed Income Contract
          Hartford Guaranteed Income Fund               ---     1,109,184           ---    1,279,369

Common Stock
          Comprehensive Care Corporation             23,788        13,393        34,187       23,521

Participant loans                                ---       113,923           ---      162,962

                                                        $2,260,130                 $2,694,365
                                                        ==========                 ==========

             During 1994, 1993 and 1992, the Plan's investments
(including investments bought, sold and held during the respective periods) appreciated (depreciated) in value by $28,813, $77,198 and ($67,910), respectively, as follows:

                                                             Year Ended May 31,
                                              -------------------------------------------------------
                                                    1994               1993                1992
                                                -------------   --------------     --------------
Investments at fair value as determined by
quoted market price

          Cash and Cash Equivalents                     $        ---      $       ---          $        ---
          Collective Investment Trusts                        27,689          102,265               122,459
          Guaranteed Income Contact                              ---              ---                   ---
          Common Stock, Comprehensive Care Corporation         1,124          (25,067)             (190,369)
          Participant loans                                      ---              ---                   ---
                                                -------------     ------------        --------------
            Net appreciation (depreciation)                 $28,813          $77,198             $ (67,910)
                                                =============     ============        ==============

             The following statements present the net assets available and changes in net assets available by participant directed funds.

              Statement of Net Assets Available for Benefits

                            CompCare Stock Fund

                                                                              May 31,
                                                                    --------------------------
                                                                        1994           1993
                                                                    ----------      ----------
ASSETS
          Investments, at fair value
            Cash and cash equivalents              $     --- $      ---
            Collective investment trusts                 ---        ---
            Guaranteed income contract                   ---        ---
            Common stock, Comprehensive Care Corporation         13,393         23,521
            Participant loans                            ---        ---
                                                                        ------          ------
                                                      13,393     23,521
                                                                        ------          ------
          Receivables
            Participants' contributions                  ---        ---
            Employer contributions                       ---        ---
            Accrued interest                             ---        ---
            Interfund transfers                        1,164        536
                                                                        ------          -------
                                                       1,164        536
                                                                        ------          -------
              Total assets                            14,557     24,057
                                                                        ------          -------
LIABILITIES
          Accounts payable                               475        364
          Interfund transfers payable                    ---        ---
                                                                        ------          -------
              Total liabilities                          475        364
                                                                        ------          -------
NET ASSETS AVAILABLE FOR BENEFITS                  $  14,082 $   23,693
                                                                        ======          ======

              Statement of Net Assets Available for Benefits

                          Guaranteed Income Fund

                                                                              May 31,
                                                                    --------------------------
                                                                        1994           1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents              $   2,828 $        1
            Collective investment trusts                 ---        ---
            Guaranteed income contract             1,109,184  1,279,369
            Common stock, Comprehensive Care Corporation            ---       ---
            Participant loans                            ---        ---
                                                                     ---------        ---------
                                                   1,112,012  1,279,370
                                                                     ---------        ---------
          Receivables
            Participants' contributions               19,623      9,946
            Employer contributions                     2,220        ---
            Accrued interest                           6,532      8,796
            Interfund transfers                        3,435     48,889
                                                                     ---------        ---------
                                                      31,810     67,631
                                                                     ---------        ---------
              Total assets                         1,143,822  1,347,001
                                                                     ---------        ---------
LIABILITIES
          Accounts payable                             2,457      6,568
          Interfund transfers payable                    ---        ---
                                                                     ---------        ---------
              Total liabilities                        2,457      6,568
                                                                     ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 1,141,365        $ 1,340,433
                                                                     =========       ==========

See accompanying notes to financial statements.

              Statement of Net Assets Available for Benefits

                             Equity Index Fund

                                                                              May 31,
                                                                    --------------------------
                                                                        1994           1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents              $  42,093 $      ---
            Collective investment trusts             617,587     27,520
            Guaranteed income contract                   ---    687,297
            Common stock, Comprehensive Care Corporation            ---       ---
            Participant loans                            ---        ---
                                                                     ---------        ---------
                                                     659,680    714,817
                                                                     ---------        ---------
          Receivables
            Participants' contributions               19,223      8,844
            Employer contributions                     1,674        ---
            Accrued interest                             148        159
            Interfund transfers                          802        ---
                                                                     ---------        ---------
                                                      21,847      9,003
                                                                     ---------        ---------
              Total assets                           681,527    723,820
                                                                     ---------        ---------
LIABILITIES
          Accounts payable                             1,952      3,926
          Interfund transfers payable                    ---     24,212
                                                                     ---------        ---------
              Total liabilities                        1,952     28,138
                                                                     ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 679,575 $  695,682
                                                                     =========        =========

              Statement of Net Assets Available for Benefits

                             Money Market Fund

                                                                              May 31,
                                                                    --------------------------
                                                                        1994           1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents              $ 137,348 $  247,485
            Collective investment trusts                 ---        ---
            Guaranteed income contract                   ---        ---
            Common stock, Comprehensive Care Corporation            ---       ---
            Participant loans                            ---        ---
                                                                     ---------        ---------
                                                     137,348    247,485

          Receivables
            Participants' contributions                7,395      2,903
            Employer contributions                       744        ---
            Accrued interest                             477      1,068
            Interfund transfers                        1,478        ---
                                                                     ---------        ---------
                                                      10,094      3,971
                                                                     ---------        ---------
              Total assets                           147,442    251,456
                                                                     ---------        ---------
LIABILITIES
          Accounts payable                               358      2,047
          Interfund transfers payable                    ---     16,850
                                                                     ---------        ---------
              Total liabilities                          358     18,897
                                                                     ---------        ---------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 147,084 $  232,559
                                                                     =========        =========

              Statement of Net Assets Available for Benefits

                          Intermediate Bond Fund

                                                                              May 31,
                                                                    --------------------------
                                                                        1994           1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents                                       $  7,746        $ 22,241
            Collective investment trusts                                     106,669         116,174
            Guaranteed income contract                                           ---             ---
            Common stock, Comprehensive Care Corporation                         ---             ---
            Participant loans                                                    ---             ---
                                                                       -------         -------
                                                                       114,415         138,415

          Receivables
            Participants' contributions                                        5,546           3,807
            Employer contributions                                               441             ---
            Accrued interest                                                      19              70
            Interfund transfers                                                   97             ---
                                                                       -------         -------
                                                                         6,103           3,877

              Total assets                                                  120,518         142,292

LIABILITIES
          Accounts payable                                                        392             759
          Interfund transfers payable                                             ---             ---

              Total liabilities                                                 392             759

NET ASSETS AVAILABLE FOR BENEFITS                                     $120,126        $141,533
                                                                       =======         =======
/TABLE

              Statement of Net Assets Available for Benefits

                           Participant Loan Fund

                                                                              May 31,
                                                                    --------------------------
                                                                       1994            1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents                                           $321            $512
            Collective investment trusts                                         ---             ---
            Guaranteed income contract                                           ---             ---
            Common stock, Comprehensive Care Corporation                         ---             ---
            Participant loans                                                113,923         162,962
                                                                       -------         -------
                                                                       114,244         163,474
                                                                       -------         -------
          Receivables
            Participants' contributions                                          ---             ---
            Employer contributions                                               ---             ---
            Accrued interest                                                     ---              71
            Interfund transfers                                                  ---             ---
                                                                       -------         -------
                                                                           ---              71
                                                                       -------         -------
              Total assets                                                  114,244         163,545
                                                                       -------         -------
LIABILITIES
          Accounts payable                                                        ---             ---
          Interfund transfers payable                                           6,035             ---
                                                                       -------         -------
              Total liabilities                                               6,035             ---
                                                                       -------         -------
NET ASSETS AVAILABLE FOR BENEFITS                                     $108,209        $163,545
                                                                       =======         =======
/TABLE

              Statement of Net Assets Available for Benefits

                        Insurance and Transfer Fund

                                                                              May 31,
                                                                    --------------------------
                                                                       1994            1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents                                      $     938       $     ---
            Collective investment trusts                                         ---             ---
            Guaranteed income contract                                           ---             ---
            Common stock, Comprehensive Care Corporation                         ---             ---
            Participant loans                                                    ---             ---
                                                                       -------         -------
                                                                           938             ---
                                                                       -------         -------
          Receivables
            Participants' contributions                                          851             ---
            Employer contributions                                               ---             ---
            Accrued interest                                                       3               4
            Interfund transfers                                                  ---             ---
                                                                       -------         -------
                                                                           854               4
                                                                       -------         -------
              Total assets                                                    1,792               4
                                                                       -------         -------
LIABILITIES
          Accounts payable                                                        851             ---
          Interfund transfers payable                                             941               4
                                                                       -------         -------
              Total liabilities                                               1,792               4
                                                                       -------         -------
NET ASSETS AVAILABLE FOR BENEFITS                                    $     ---       $     ---
                                                                       =======         =======
/TABLE

              Statement of Net Assets Available for Benefits

                        Deferred Contribution Fund

                                                                              May 31,
                                                                    --------------------------
                                                                       1994            1993
                                                                    ----------      ----------

ASSETS
          Investments, at fair value
            Cash and cash equivalents                                      $ 108,100       $ 127,283
            Collective investment trusts                                         ---             ---
            Guaranteed income contract                                           ---             ---
            Common stock, Comprehensive Care Corporation                         ---             ---
            Participant loans                                                    ---             ---
                                                                      --------        --------
                                                                       108,100         127,283
                                                                      --------        --------
          Receivables
            Participants' contributions                  ---        ---
            Employer contributions                       ---        ---
            Accrued interest                             376        379
            Interfund transfers                          ---        ---
                                                                      --------        ---------
                                                         376        379
                                                                      --------        ---------
              Total assets                           108,476    127,662
                                                                      --------        ---------
LIABILITIES
          Accounts payable                               282        ---
          Interfund transfers payable                    ---      8,359
                                                                      --------        ---------
              Total liabilities                          282      8,359
                                                                      --------        ---------
NET ASSETS AVAILABLE FOR BENEFITS                  $ 108,194 $  119,303
                                                                      ========        =========
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                            CompCare Stock Fund

                                                               Years Ended May 31,
                                                   ------------------------------------------
                                                      1994            1993            1992
                                                   ---------        ---------       ---------

ADDITIONS
          Investment income
            Net appreciation (depreciation) in fair
              value of investments                      $    1,124       $ (25,067)      $ (190,369)
            Interest and dividends                               30               2            2,359

                                                        1,154         (25,065)        (188,010)

          Contributions
            Participants                                        ---             ---              ---
            Employer                                            ---             ---              ---
                                                     --------         -------          -------
                                                          ---             ---              ---
                                                     --------         -------          -------
              Total additions                                1,154         (25,065)        (188,010)
                                                     --------         -------          -------
DEDUCTIONS
          Benefits paid                                       24,162          17,513          203,779
          Insurance premiums                                     ---             ---               (4)
          Administrative expenses                                 99             713            2,233
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                                   ---             ---           59,624
          Interfund transfers                                (13,496)            416         (279,075)
                                                     --------         -------          -------
              Total deductions                              10,765          18,642          (13,443)
                                                     --------         -------          -------
NET DECREASE IN NET ASSETS
          AVAILABLE FOR BENEFITS                              (9,611)        (43,707)        (174,567)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                         23,693          67,400          241,967
                                                     --------         -------          -------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                             $ 14,082        $ 23,693         $ 67,400
                                                      =======         =======          =======
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                          Guaranteed Income Fund

                                                               Years Ended May 31,
                                                   ------------------------------------------
                                                      1994            1993            1992
                                                   ---------        ---------       ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                               $     ---       $      ---       $      ---
            Interest and dividends                         107,744          111,588          162,491
                                                    --------         --------        ---------
                                                     107,744          111,588          162,491
                                                    --------         --------        ---------
          Contributions
            Participants                                   117,069          214,854          347,639
            Employer                                         5,620              ---              ---
                                                    --------         --------        ---------
                                                     122,689          214,854          347,639
                                                    --------         --------        ---------
              Total additions                             230,433          326,442          510,130
                                                    --------         --------        ---------
DEDUCTIONS
          Benefits paid                                     462,269          436,617          744,416
          Insurance premiums                                    ---              ---              ---
          Administrative expenses                             8,306           14,448           21,072
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                                  ---              ---          625,020
          Interfund transfers                               (41,074)           2,266          643,254
                                                    --------         --------        ---------
              Total deductions                            429,501          453,331        2,033,762
                                                    --------         --------        ---------
NET DECREASE IN NET ASSETS
          AVAILABLE FOR BENEFITS                           (199,068)        (126,889)      (1,523,632)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                     1,340,433        1,467,322        2,990,954
                                                   ---------        ---------        ---------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                         $ 1,141,365      $ 1,340,433      $ 1,467,322
                                                   =========        =========       ==========
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                             Equity Index Fund

                                                               Years Ended May 31,
                                                   ------------------------------------------
                                                      1994            1993            1992
                                                   ---------        ---------       ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                                 $ 26,287         $ 91,668       $  120,103
            Interest and dividends                              369            1,175            7,733
                                                     --------         --------         --------
                                                       26,656           92,843          127,836
                                                     --------         --------        ---------
          Contributions
            Participants                                    108,941          159,582          179,934
            Employer                                          4,287              ---              ---
                                                     --------         --------        ---------
                                                      113,228          159,582          179,934
                                                     --------         --------        ---------
              Total additions                              139,884          252,425          307,770

DEDUCTIONS
          Benefits paid                                      148,607          189,907          315,608
          Insurance premiums                                     ---              ---              ---
          Administrative expenses                              5,958            8,366           11,814
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                                   ---              ---          272,230
          Interfund transfers                                  1,426          (31,094)         286,944
                                                    ---------        ---------        ---------
              Total deductions                             155,991          167,179          886,596
                                                    ---------        ---------        ---------
NET INCREASE (DECREASE) IN NET
          ASSETS AVAILABLE FOR BENEFITS                      (16,107)          85,246         (578,826)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                        695,682          610,436        1,189,262
                                                    ---------        ---------        ---------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                            $ 679,575        $ 695,682       $  610,436
                                                     ========         ========        =========
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                             Money Market Fund

                                                      Years Ended May 31,
                                                ------------------------------------------
                                             1994           1993                1992
                                                ---------         ---------          ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                                $      ---      $      ---       $     ---
            Interest and dividends                             7,101          10,468          10,232
                                                     ---------        --------         -------
                                                         7,101          10,468          10,232
                                                     ---------        --------         -------
          Contributions
            Participants                                      42,151         151,275         102,165
            Employer                                           1,798             ---             ---
                                                      --------        --------        --------
                                                        43,949         151,275         102,165
                                                      --------        --------        --------
              Total additions                                51,050         161,743         112,397
                                                      --------        --------        --------
DEDUCTIONS
          Benefits paid                   122,119    113,151     77,366
          Insurance premiums                  ---        ---        ---
          Administrative expenses           1,486      4,725      6,627
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                 ---        ---        ---
          Interfund transfers              12,920     65,895   (226,183)
                                                     --------         --------        ---------
              Total deductions            136,525    183,771   (142,190)
                                                     --------         --------        ---------
NET INCREASE (DECREASE) IN NET
          ASSETS AVAILABLE FOR BENEFITS   (85,475)              (22,028)       254,587

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year     232,559    254,587        ---
                                                     --------         --------        ---------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year         $ 147,084 $  232,559 $  254,587
                                                     ========         ========        =========
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                          Intermediate Bond Fund

                                                      Years Ended May 31,
                                                ------------------------------------------
                                          1994              1993               1992
                                                ---------         ---------          ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                              $ 1,402         $  10,597         $   2,356
            Interest and dividends                          303               473             3,019
                                                   ------          --------           -------
                                                    1,705            11,070             5,375
                                                   ------          --------           -------
          Contributions
            Participants                                 36,235            45,499            60,023
            Employer                                      1,093               ---               ---
                                                  -------          --------           -------
                                                   37,328            45,499            60,023
                                                  -------          --------           -------
              Total additions                           39,033            56,569            65,398
                                                  -------          --------           -------
DEDUCTIONS
          Benefits paid                                   67,405            39,754            39,855
          Insurance premiums                                 ---               ---               ---
          Administrative expenses                          1,371             1,678             2,447
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                               ---               ---               ---
          Interfund transfers                             (8,336)          (14,587)          (88,713)
                                                  -------           -------           -------
              Total deductions                          60,440            26,845           (46,411)
                                                  -------           -------           -------
NET INCREASE (DECREASE) IN NET
          ASSETS AVAILABLE FOR BENEFITS                  (21,407)           29,724           111,809

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                    141,533           111,809               ---
                                                  -------           -------           -------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                         $120,126          $141,533          $111,809
                                                  =======           =======           =======

         Statement of Changes in Net Assets Available for Benefits

                           Participant Loan Fund

                                                      Years Ended May 31,
                                                ------------------------------------------
                                          1994              1993           1992
                                                ---------         ---------      ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                             $    ---          $    ---       $    ---
            Interest and dividends                        8,049            11,743          8,894
                                                  -------           -------        -------
                                                    8,049            11,743          8,894
                                                  -------           -------        -------
          Contributions
            Participants                                    ---               ---            ---
            Employer                                        ---               ---            ---
                                                  -------           -------        -------
                                                      ---               ---            ---
                                                  -------           -------        -------
              Total additions                            8,049            11,743          8,894
                                                  -------           -------        -------
DEDUCTIONS
          Benefits paid                                   29,902            22,581         66,479
          Insurance premiums                                 ---               ---            ---
          Administrative expenses                            492               ---            ---
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                               ---               ---         20,719
          Interfund transfers                             32,991           (38,006)      (214,681)
                                                  -------           -------        -------
              Total deductions                          63,385           (15,425)      (127,483)
                                                  -------           -------        -------
NET INCREASE (DECREASE) IN NET
          ASSETS AVAILABLE FOR BENEFITS                  (55,336)           27,168        136,377

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                    163,545           136,377            ---
                                                  -------           -------        -------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                         $108,209          $163,545       $136,377
                                                  =======           =======        =======
/TABLE

         Statement of Changes in Net Assets Available for Benefits

                        Insurance and Transfer Fund

                                                      Years Ended May 31,
                                                ------------------------------------------
                                          1994            1993             1992
                                                ---------       ---------        ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments                             $    ---        $    ---        $     ---
            Interest and dividends                          978              43               31
                                                  -------         -------          -------
                                                      978              43               31
                                                  -------         -------          -------
          Contributions
            Participants                                  6,274           9,653           15,006
            Employer                                        ---             ---              ---
                                                  -------         -------          -------
                                                    6,274           9,653           15,006
                                                  -------         -------          -------
              Total additions                            7,252           9,696           15,037
                                                  -------         -------          -------
DEDUCTIONS
          Benefits paid                                      182             ---              ---
          Insurance premiums                               6,077           9,582           36,859
          Administrative expenses                              4             ---              ---
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                               ---             ---              ---
          Interfund transfers                                989             114            1,389
                                                  -------         -------          -------
              Total deductions                           7,252          (9,696)          38,248
                                                  -------         -------          -------
NET DECREASE IN NET ASSETS
          AVAILABLE FOR BENEFITS                             ---             ---          (23,211)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year                        ---             ---           23,211
                                                  -------         -------          -------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year                        $     ---       $     ---        $     ---
                                                 ========        ========         ========
/TABLE


         Statement of Changes in Net Assets Available for Benefits

                        Deferred Contribution Fund

                                                      Years Ended May 31,
                                                ------------------------------------------
                                             1994           1993                1992
                                                ---------         ---------          ---------

ADDITIONS
          Investment income
            Net appreciation in fair value of
              investments               $     --- $      --- $      ---
            Interest and dividends          4,467      5,080      6,284
                                                    ----------       ----------      ----------
                                            4,467      5,080      6,284
                                                    ----------       ----------      ----------
          Contributions
            Participants                      ---        ---        ---
            Employer                          ---        ---        ---
                                                    ----------       ----------      ----------
                                              ---        ---        ---
                                                    ----------       ----------      ----------
              Total additions               4,467      5,080      6,284
                                                    ----------       ----------      ----------
DEDUCTIONS
          Benefits paid                       ---        ---        ---
          Insurance premiums                  ---        ---        ---
          Administrative expenses             996        ---        ---
          Rollover of Plan assets to RehabCare
            Corp. 401(k) Plan                 ---        ---        ---
          Interfund transfers              14,580     14,996   (122,935)
                                                    ----------       ----------      ----------
              Total deductions             15,576     14,996   (122,935)
                                                    ----------       ----------      ----------
NET DECREASE IN NET ASSETS
          AVAILABLE FOR BENEFITS          (11,109)               (9,916)      (129,219)

NET ASSETS AVAILABLE FOR
          BENEFITS, beginning of year     119,303    129,219        ---
                                                    ----------       ----------       ----------
NET ASSETS AVAILABLE FOR
          BENEFITS, end of year         $ 108,194 $  119,303 $  129,219
                                                     =========        ========        =========
/TABLE

 NOTE 5 - SUBSEQUENT EVENT

             In October 1994, the Company made a one for ten reverse stock split on the Company's issued and outstanding stock.

COMPREHENSIVE CARE CORPORATION 401(k) PLAN

SUPPLEMENTAL SCHEDULE

MAY 31, 1994

PLAN #001

FEIN #:  95-2594724

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




                                           (c) Description of Investment
            (b) Identity of Issue              Including Maturity Date,
                Borrower, Lessor             Rate of Interest, Collateral,                    (e)Current
(a)             or Similar Party                 Par or Maturity Value          (d) Cost         Value
- --------   ------------------------------    ---------------------------       --------       -----------

           Comprehensive Care Corporation    Common Stock, 23,788 Shares       $ 142,796      $  13,393

           Boatmen's Employee Benefit
           Short-Term Fund                   Money Market, 4.3%                $ 299,374      $ 299,374

           Hartford Life Insurance Co.       Guaranteed Investment Contract,
                                                  Various Rates                   $1,109,184      $1,109,184

               Boatmen's Trust Company           Common Trust, Collective
                                             Employee Benefit Trust
                                             Fund I, 60,001 Shares             $ 520,867      $ 617,587

           Boatmen's Trust Company           Common Trust, Collective
                                             Employee Benefit Trust
                                             Fund J, 3,867 Shares             $ 104,867       $ 106,669

           Participant Loans                 Participant Loans,
                                             Various Rates                    $ 113,923       $ 113,923


/TABLE

COMPREHENSIVE CARE CORPORATION 401(k) PLAN

SUPPLEMENTAL SCHEDULE

MAY 31, 1994

PLAN #001

FEIN #:  95-2594724

ITEM 27(d) - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS


                                                                                     h)Current
                                                                                        Value
                                                                                      Value of
                                                                                      Asset on
a)Identity of         b)Description  c)Purchase  d)Selling e)Lease f)Expense g)Cost of Transaction i)Net Gain
Party Involved         Of Asset       Price       Price    Rental  Incurred    Asset     Date       or(Loss)
- ------------------   -------------  ----------  --------- ------- --------- --------- ----------- ----------

Boatmen's Bank,
Boatmen's Employee   Money Market
Benefit Short-Term   4.3%, 262
Fund                Purchases      $1,357,319  $    ---    $ ---   $ ---  $1,357,319 $1,357,319  $  ---

Boatmen's Bank,
Boatmen's Employee   Money Market
Benefit Short-Term   4.3%,
Fund                201 Sales      $    ---    $1,507,904  $ ---   $ ---  $1,507,904 $1,507,904  $  ---

Boatmen's Trust Co.
Collective Employee Common Trust,
Benefit Trust        7 Purchases
Fund J                              $ 146,473   $    ---    $ ---   $ ---  $  146,473 $  146,473  $  ---

Boatmen's Trust Co.,
Collective Employee Common Trust,
Benefit Trust        6 Sales
Fund J                              $    ---    $  157,381  $ ---   $ ---  $  154,867 $ 157,381   $ 2,514

Boatmen's Trust Co.,
Collective Employee Common Trust,
Benefit Trust        5 Purchases
Fund I                              $  94,208   $    ---    $ ---   $ ---  $   94,208 $  94,028   $  ---

Boatmen's Trust Co.,
Collective Employee Common Trust,
Benefit Trust        11 Sales
Fund I                              $    ---    $ 190,206   $ ---   $ ---  $  186,363 $ 190,206   $ 3,843

/TABLE

                 SIGNATURES



             Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.





   COMPREHENSIVE CARE CORPORATION 401(k) PLAN






By:   /s/ Kerri Ruppert
   -------------------------
          Kerri Ruppert
        Committee Member





Dated:    November 21, 1994